Press Release dated July 30, 2003

NEWS RELEASE

Attention Business/Financial Editors:

Call-Net Reports Second Quarter 2003 Results

—	Generates free cash flow for the third consecutive quarter

—	Revenue $194.1 million; EBITDA $24.1 million; Net income $2.5 million

—	Announces new Sprint Canada wireline/Fido® wireless bundle

—	Files major CRTC application to stimulate greater competition in the local service market

TORONTO, ON, July 30, 2003 — Call-Net Enterprises Inc. (TSE: FON, FON.B), a national provider of competitive telecommunications and data services to residences and businesses across Canada, today reported financial results for the second quarter ending June 30, 2003.

Consolidated revenue for the second quarter was $194.1 million compared to $197.9 million in the second quarter of 2002. EBITDA (earnings before interest, taxes, depreciation and amortization) before unusual items were $24.1 million representing a $33.8 million improvement from the same period last year. Net income was $2.5 million (earnings of $0.10 per share) compared to a net loss of $62.4 million (loss of $2.62 per share) in the second quarter of 2002. For the third consecutive quarter, the Company was cash self sufficient, generating an increase in cash of $6.4 million and ending the quarter with $132.7 million of cash and short term investments.

Bill Linton, president and chief executive officer, commented, “despite the continuing challenges in the Canadian telecommunications market, Call-Net’s overall financial performance for the second quarter was within the range of management’s expectation. We continued to execute against our 2003 on-net strategy, growing our local service on both the consumer and enterprise sides of the business. We entered into a new partnership with Microcell Solutions to develop an innovative wireline, wireless bundle that we intend to launch in the third quarter. We continue to gain momentum in the enterprise market driven by our cross-border capabilities with Sprint and our leadership in customer responsiveness.”

Business

Revenue from business customers for the second quarter was $143.7 million, compared to $149.1 million for the same period in 2002. Revenue from business customers represents 74 per cent of Call-Net’s total consolidated revenue. A decline in long distance and data revenue was offset by an increase in local service revenue. Local access lines increased by 40,600, representing a $4.8 million increase in revenue for the second quarter compared to the same period in the previous year. Long distance revenue declined by $6.0 million, compared to the same quarter last year, as the average revenue per minute continued to decrease offset by a 9.5 per cent increase in long distance volume. Data revenue declined by $4.2 million as price pressures, carrier customer migration to their own networks were only partially offset by new enterprise business growth.

Call-Net continued to reap the benefits of its relationship with Sprint, adding a number of marquee customers to its growing list of national, North American and global enterprises and service providers with operations in Canada, including Bata Limited, The Columbia House Company (Canada), Intuit Canada Limited and Top Producers Systems Inc.

Residential

The residential business unit delivered a solid performance for the quarter with revenues of $50.4 million, a $1.6 million improvement compared to the same quarter last year. For the first time in the Company’s history, revenue from bundled products exceeded revenue from stand-alone products.

Residential local service access lines increased by 39,700 from last year, bringing the total to 146,900 at June 30, 2003. This growth contributed to the $5.6 million increase in residential local revenue for the quarter compared to the same period in the previous year. Gains in residential local service revenue were offset by the continued loss of long distance customers, a decrease of 60,600 customers compared to the same quarter of the previous year. The corresponding decrease in revenue was offset by modestly higher residential average revenue per minute and an increase in the service access fee. Residential data revenue fell by $1.5 million from June 30, 2002 as the number of dial-up customers switching to high-speed access offerings continued.

“The CRTC’s favourable decision to unbundle the ILEC’s local and high speed Internet products and our own drive to continue to introduce innovative bundled products, and invest in our on-net strategy, will improve our customer retention and acquisition,” added Linton.

Operating expenditures and carrier charges

Operating costs for the second quarter were $71.6 million, $17.6 million lower than the second quarter of 2002, as a result of a reduction in human resource costs, a decrease in bad debt expense and lower occupancy costs, marketing expenses and capital taxes. Carrier charges for the second quarter were $98.4 million or $20 million less than the same quarter of the previous year as a result of various favourable CRTC decisions, network optimization and lower costs for competitive services.

“Our operational performance continued to be strong and our capital expenditure levels are on plan, allowing us to continue to generate free cash flow. We remain on track to deliver against our forecast,” said Roy Graydon, executive vice president and chief financial officer. “Gross profit increased $16.2 million or 20.4 per cent during the second quarter compared to the same quarter last year. More importantly, our profit as a percentage of revenue continued to improve, as a result of continued gains on the regulatory front, network optimization, aggressive supplier contract renegotiations and the implementation of an increase to the system access fee.”

Outlook

Throughout the remainder of the year, Call-Net will continue to conservatively invest in its ‘on-net’ strategy, focusing on sustaining cash flow self-sufficiency and limiting near-term capital investment while maximizing gross margin. The Company plans capital expenditures of $40 to $50 million for 2003. On July 23, 2003, Sprint Canada entered into an agreement to securitize certain of its accounts receivable and optimize working capital. This provides further liquidity to invest in the Company’s core business, which will provide cash proceeds of up to $55.0 million.

On the residential front, Call-Net will continue to focus on expanding its share of the local residential service market, buoyed by the launch of a unique wireline, wireless bundle and the favourable July 21, 2003 decision to unbundled local residential and high-speed access service. Through its July 7, 2003 acquisition of the assets of Mosaic Performance Solutions Canada, which will operate under the name of E-Force, the Company expects to generate annual revenue of $25.0 million with similar profitability to Call-Net’s current core business.

Call-Net will continue to leverage its relationship with Sprint to win multi-national cross-border customers and cost-effectively deploy specific new products and to focus on call centre applications in partnership with TimeiCR and other partners. During the third quarter, the Company intends to launch its next generation of networking virtual private network suite of solutions for business customers, leveraging proven Sprint technology and marketing expertise.

On the regulatory front, Call-Net will continue to focus on deriving the full benefits of 2002 CRTC Price Cap decisions and will pursue a decision with respect to its May 2003 application to jump-start competition in the local residential service market.

Conference call

Call-Net will host a conference call to discuss its second quarter results later today, Wednesday, July 30, 2003 at 1:00 p.m. ET. To participate, dial 416-695-5259 or 1-877-461-2816. The call will be audio web cast live at www.callnet.ca or by entering http://www.newswire.ca/webcast. The call will also be available on replay until August 15, 2003.

About Call-Net Enterprises Inc.

Call-Net Enterprises Inc., primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 134 co-locations in nine Canadian metropolitan markets, and maintains network facilities in the United States and the United Kingdom. For more information, visit the Company’s web sites at www.callnet.ca and www.sprint.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information:
Media Contact: Karen O’Leary Corporate Communications 416-718-6445 karen.oleary@sprint-canada.com	Investor Relations Contact: Farzana Giga Investor Relations 416-718-6251 farzana.giga@sprint-canada.com